

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2025

Yi Zhou
Chief Executive Officer
Aquaron Acquisition Corp.
515 Madison Avenue, 8th Floor
New York, NY 10022

> **Re: Aquaron Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 4, 2025**
> **File No. 001-41470**

Dear Yi Zhou:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sally Yin